Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three Months Ended March 31, 2017 and 2016	F-2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2017 and December 31, 2016	F-3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at March 31, 2017 and 2016	F-4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Three Months Ended March 31, 2017 and 2016	F-5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income / (Loss) for the Three Months Ended March 31

		Consolidated
	Notes	2017	2016
		(EUR’000)
Revenue	4	372	1,258
Research and development costs		(20,608)	(16,242)
General and administrative expenses		(3,325)	(2,908)

Operating profit / (loss)		(23,561)	(17,892)
Finance income		130	20
Finance expenses		(1,722)	(2,764)

Profit / (loss) before tax		(25,153)	(20,636)
Tax on profit / (loss) for the period		14	118

Net profit / (loss) for the period		(25,139)	(20,518)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		4	21

Other comprehensive income / (loss) for the period, net of tax		4	21

Total comprehensive income / (loss) for the period, net of tax		(25,135)	(20,497)

Profit / (loss) for the period attributable to owners of the Company		(25,139)	(20,518)
Total comprehensive income / (loss) for the period attributable to owners of the Company		(25,135)	(20,497)

		EUR	EUR
Basic earnings / (loss) per share		(0.78)	(0.82)
Diluted earnings / (loss) per share		(0.78)	(0.82)

Number of shares used for calculation (basic)		32,428,908	25,128,242
Number of shares used for calculation (diluted)(1)		32,428,908	25,128,242

(1)	A total of 3,613,757 warrants outstanding as of March 31, 2017 can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the period presented. Similarly, a total of 2,790,859 warrants outstanding as of March 31, 2016 are also considered antidilutive for the period presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	March 31, 2017	December 31, 2016
		(EUR’000)
Assets
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment		2,559	2,350
Deposits		267	268

		6,321	6,113
Current assets
Trade receivables		378	287
Other receivables		1,921	640
Prepayments		5,624	1,962
Income taxes receivable		872	740
Cash and cash equivalents		157,648	180,329

		166,443	183,958

Total assets		172,764	190,071

Equity and liabilities
Equity
Share capital	7	4,365	4,354
Other reserves		15,714	13,005
Retained earnings		134,748	159,254

Total equity		154,827	176,613

Current liabilities
Trade payables and other payables		17,494	13,078
Deferred income		94	94
Income taxes payable		349	286

		17,937	13,458

Total liabilities		17,937	13,458

Total equity and liabilities		172,764	190,071

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)

Equity at December 31, 2016	4,354	(79)	13,084	159,254	176,613

Loss for the period	—	—	—	(25,139)	(25,139)
Other comprehensive income / (loss), net of tax	—	4	—	—	4

Total comprehensive income / (loss)	—	4	—	(25,139)	(25,135)
Share-based payment (Note 6)	—	—	2,705	—	2,705
Capital increase	11	—	—	633	644

Equity at March 31, 2017	4,365	(75)	15,789	134,748	154,827

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)

Equity at December 31, 2015	3,374	(85)	5,763	111,277	120,329

Loss for the period	—	—	—	(20,518)	(20,518)
Other comprehensive income / (loss), net of tax	—	21	—	—	21

Total comprehensive income / (loss)	—	21	—	(20,518)	(20,497)
Share-based payment (Note 6)	—	—	2,080	—	2,080

Equity at March 31, 2016	3,374	(64)	7,843	90,759	101,912

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Three Months Ended March 31

		Consolidated
	Notes	2017	2016
		(EUR’000)

Operating activities
Net profit / (loss) for the period		(25,139)	(20,518)
Reversal of finance income		(130)	(20)
Reversal of finance expenses		1,722	2,764
Reversal of tax charge		(14)	(118)

Adjustments for:
Share-based payment		2,705	2,080
Depreciation and amortization		169	162

Changes in working capital:
Deposits		1	(27)
Trade receivables		(91)	175
Other receivables		(1,281)	(351)
Prepayments		(3,662)	1,686
Trade payables and other payables		4,419	(15)
Deferred income		—	(744)

Cash flows generated from / (used in) operations		(21,301)	(14,926)
Finance income received		130	20
Finance expenses paid		(25)	(2)
Income taxes received / (paid)		(54)	24

Cash flows from / (used in) operating activities		(21,250)	(14,884)

Investing activities
Acquisition of property, plant and equipment		(377)	(138)

Cash flows used in investing activities		(377)	(138)

Financing activities
Capital increase		644	—
Cost of capital increase		—	—

Cash flows from / (used in) financing activities		644	—

Increase / (decrease) in cash and cash equivalents		(20,983)	(15,022)

Cash and cash equivalents at January 1		180,329	119,649
Effect of exchange rate changes on balances held in foreign currencies		(1,698)	(2,762)

Cash and cash equivalents at March 31		157,648	101,865

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying our TransCon technology to develop a pipeline of sustained release prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by applying TransCon technology to parent drugs with clinical proof-of-concept. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 5, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The NASDAQ Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on May 23, 2017.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 3.

Changes in Accounting Policies

The accounting policies applied when preparing these condensed consolidated interim financial statements have been applied consistently to all the periods presented, unless otherwise stated and are consistent with those of the Company’s most recent annual consolidated financial statements. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2016.

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, and joint arrangements / collaboration agreements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to impairment of goodwill and to recognition of accruals for manufacturing and clinical trial activities. There have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first three months of 2017 or 2016.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016.

Note 4—Revenue

	Consolidated
	Three Months Ended March 31,
	2017	2016
	(EUR’000)
Revenue from the rendering of services	372	513
License income	—	745

Total revenue	372	1,258

Revenue from external customers (geographical)
USA	372	1,258

Total revenue	372	1,258

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4.

Note 6—Warrants and Share-based Payment

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Warrants are granted by our Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of March 31, 2017, 5,292,812 warrants had been granted, of which 19,580 warrants have been cancelled, 1,489,108 warrants have been exercised, 2,168 warrants have expired without being exercised, and 168,199 warrants have been forfeited. As of March 31, 2017, our Board of Directors was authorized to grant up to 2,726,592 additional warrants to our employees, board members and select consultants without pre-emptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our Board of Directors. The exercise prices of outstanding warrants under our warrant programs range from €6.48 to €26.85 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Warrant Activity

The following table specifies the warrant activity during the three months ended March 31, 2017:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2016	3,691,765	13.05

Granted during the period	48,000	24.19
Exercised during the period	(81,434)	7.91
Forfeited during the period	(44,574)	16.14
Expired during the period	—	—

Outstanding at March 31, 2017	3,613,757	13.28

Vested at the balance sheet date	1,557,256	10.06

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period.

	Consolidated
	Three months Ended March 31,
	2017	2016
	(EUR’000)
Research and development costs	1,289	1,007
General and administrative expenses	1,416	1,073

Total warrant compensation costs	2,705	2,080

Note 7—Share Capital

The share capital of Ascendis Pharma A/S consists of 32,502,555 shares at a nominal value of DKK 1, all in the same share class.

On March 23 and March 30, 2017, an aggregate of 81,434 warrants were exercised, increasing the Company’s share capital from 32,421,121 shares to 32,502,555 shares.

Note 8—Subsequent Events

No events have occurred after the balance sheet date that would have a significant impact on the results or financial position of the Company.